FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of January 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraph 1 of the press release that is attached hereto is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Better Online Solutions in Compliance with All Nasdaq Capital Market Listing Standards

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: January 28, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Better Online Solutions in Compliance with All Nasdaq Capital Market Listing Standards

RISHON LEZION, Israel, January 28, 2010 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. ("BOS'' or the "Company'') (Nasdaq: BOSCD) a leading provider of comprehensive RFID, mobile and supply chain solutions, announced today that on January 27, 2010 it received a notice from the Listing Qualifications Department of The Nasdaq Stock Market advising that since the closing bid price of the Company’s ordinary shares has been over $1.00 for at least 10 consecutive business days, the Company has regained compliance with The Nasdaq Capital Market’s minimum bid price requirement.

Yuval Viner, BOS acting CEO stated: "We are pleased to be meeting all Nasdaq Capital Market requirements and are looking forward to improved results in 2010.”

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSCD - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control . BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The Company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: http://www.boscorporate.com

Contact:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-3-954-1000

Safe Harbor Regarding Forward Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.